UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PCB BANCORP
(Name of Issuer)

COMMON STOCK NO PAR VALUE
(Title of Class of Securities)

69320M109
(CUSIP Number)

Timothy Chang Executive Vice President & Chief Financial Officer PCB Bancorp 3701 Wilshire Boulevard, Suite 900 Los Angeles, CA 90010 (213) 210-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

CUSIP No. 69320M109
1	NAME OF REPORTING PERSON RHEE, DON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,520*
	8	SHARED VOTING POWER 707,959
	9	SOLE DISPOSITIVE POWER 14,520*
	10	SHARED DISPOSITIVE POWER 707,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,479**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
14	TYPE OF REPORTING PERSON IN
* Represents stock options exercisable within 60 days hereof.
** Includes 14,520 shares of stock options exercisable within 60 days hereof.

Page 3 of 6 Pages

CUSIP No. 69320M109
1	NAME OF REPORTING PERSON RHEE FAMILY VENTURE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 314,665
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 314,665
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.18%
14	TYPE OF REPORTING PERSON CO

Page 4 of 6 Pages

CUSIP No. 69320M109
1	NAME OF REPORTING PERSON DON RHEE & BOK KYUNG RHEE TR DTD 07/09/04 RHEE FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 393,294
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 393,294
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.73%
14	TYPE OF REPORTING PERSON OO

Page 5 of 6 Pages
Item 1. Security and Issuer
Common Stock of PCB Bancorp, no par value
PCB Bancorp
3701 Wilshire Boulevard, Suite 900
Los Angeles, CA 90010
Item 2. Identity and Background

(a)Name: This statement is being filed by Don Rhee with respect to shares of Common Stock beneficially owned by Don Rhee as an individual, in Don Rhee & Bok Kyung Rhee Tr Dtd 07/09/04 Rhee Family Trust (the "Trust") and through Rhee Family Venture, LLC.
(b)Address: 3701 Wilshire Boulevard, Suite 900, Los Angeles, CA 90010
(c)Occupation: Mr. Rhee has served on the Board of the Company since 2015. In 1988, Mr. Rhee founded Active USA, Inc., a Los Angeles-based apparel manufacturer, where he currently serves as the President and Chief Executive Officer.
(d)Criminal Proceedings: During the last five years, neither Mr. Rhee, Rhee Family Venture, LLC or any trustee of the Trust has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
(e)Civil Proceedings: During the last five years, neither Mr. Rhee, Rhee Family Venture, LLC or any trustee of the Trust was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction concerning violations of federal or state securities laws.
(f)Citizenship: Mr. Rhee is a U.S. Citizen. Rhee Family Venture, LLC is a limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.
Mr. Rhee obtained the shares held in his own name and through the Trust through a combination of the exercise of stock options of PCB Bancorp and available cash.

Item 4. Purpose of Transaction.
The shares held by Don Rhee & Bok Kyung Rhee Tr Dtd 07/09/04 Rhee Family Trust (the "Trust") and through Rhee Family Venture, LLC are primarily held for investment purposes.
This Schedule 13D is not being filed as a result of additional share purchases by Mr. Rhee. Rather, it is being filed as a result of recent share repurchase activity by PCB Bancorp that caused Mr. Rhee's aggregated holdings to exceed 5%.

Page 6 of 6 Pages
Item 5. Interest in Securities of the Issuer.
A.Don Rhee
a.Aggregate number of shares beneficially owned: 722,479
Percentage: 5.05%
b.The shareholder has sole voting and dispositive power with respect to 14,520 shares (stock option exercisable in 60 days) and shared voting and dispositive power as to all other shares through his ownership or control of Rhee Family Venture, LLC, and the Rhee Family Trust.
c.There were no other transactions in the Issuer's Common Stock effected during the past sixty (60) days.
d.No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s securities.
e.Not applicable.
A.Rhee Family Venture, LLC
a.Aggregate number of shares beneficially owned: 314,665
Percentage: 2.20%
b.The shareholder has sole voting and dispositive power with respect to 314,665 shares
c.There were no other transactions in the Issuer's Common Stock effected by Rhee Family Venture, LLC during the past sixty (60) days.
d.No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s securities.
e.Not applicable.
A.Don Rhee & Bok Kyung Rhee Tr Dtd 07/09/04 Rhee Family Trust
a.Aggregate number of shares beneficially owned: 393,294
Percentage: 2.75%
b.The shareholder has sole voting and dispositive power with respect to 393,2945 shares
c.There were no other transactions in the Issuer's Common Stock effected by the Trust during the past sixty (60) days.
d.No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s securities.
e.Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
Don Rhee currently serves as a director of the Board of Directors of PCB Bancorp. Apart from his services as a director and chairman, there are no other contracts, arrangements, understandings or relationships with respect to the securities of the Company.

Item 7. Materials to be Filed as Exhibits.
None

Page 7 of 6 Pages
Signatures
After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	March 15, 2023	Signature:	/s/ Don Rhee
		Name:	Don Rhee
		Title:	Self

Date:	March 15, 2023	Signature:	/s/ Don Rhee
		Name:	Don Rhee
		Title:	Don Rhee's capacity as Managing Member of Rhee Family Venture, LLC,

Date:	March 15, 2023	Signature:	/s/ Don Rhee
		Name:	Don Rhee
		Title:	Don Rhee as Trustee for the Don Rhee & Bok Kyung Rhee Tr Dtd 07/09/04 Rhee Family Trust